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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------


                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)

                               -------------------


                                    COHR INC.
                            (Name of Subject Company)

                           TCF ACQUISITION CORPORATION
                           THREE CITIES FUND II, L.P.
                          THREE CITIES OFFSHORE II C.V.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    192567105
                      (CUSIP Number of Class of Securities)

                               -------------------


                                J. WILLIAM UHRIG
                                    PRESIDENT
                           TCF ACQUISITION CORPORATION
                         C/O THREE CITIES RESEARCH, INC.
                               650 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 838-9660
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

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                                    Copy to:
                            DAVID W. BERNSTEIN, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
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      This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed with the Securities and Exchange Commission on January 4, 1999 and Amendment No. 1 thereto, filed on February 5, 1999 (the "Schedule 14D-1") by TCF Acquisition Corporation, a Delaware corporation (the "Purchaser"), Three Cities Fund II, L.P., a Delaware limited partnership, and Three Cities Offshore II C.V., a Netherlands Antilles partnership, relating to the tender offer of the Purchaser (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares") of COHR Inc., a Delaware corporation, which are not owned by the Purchaser and its stockholders, at a purchase price of $6.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 4, 1999, as supplemented by the Supplement to Offer to Purchase dated February 5, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless the context otherwise requires, terms not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase. The purpose of this Amendment is to file as an exhibit the Amended and Restated Plan and Agreement of Merger.

ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

      (c)(2) Amended and Restated Plan and Agreement of Merger, dated as of February 4, 1999.
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 9, 1999

                                    TCF ACQUISITION CORPORATION


                                    By:   /s/  J. William Uhrig*
                                          -----------------------------------
                                          J. William Uhrig
                                          President


                                    THREE CITIES FUND II, L.P.

                                    By:   TCR Associates, L.P.,
                                          its general partner

                                          By:   Three Cities Research, Inc.,
                                                its general partner

                                                By:   /s/  William de Vogel*
                                                      ----------------------
                                                          William de Vogel
                                                                 President


                                    THREE CITIES OFFSHORE II C.V.

                                    By:   TCR Offshore Associates, L.P.,
                                          its general partner

                                          By:   Three Cities Associates, N.V.,
                                                its general partner

                                                By:   /s/  J. William Uhrig*
                                                      ----------------------
                                                          J. William Uhrig
                                                                 President



                                    *By:  /s/  David W. Bernstein
                                          --------------------------------
                                          David W. Bernstein
                                          Attorney-in-Fact
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                                EXHIBIT INDEX


      (c)(2) Amended and Restated Plan and Agreement of Merger, dated as of February 4, 1999.